EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
BetterLife Pharma Inc. (the “Company”)
1275 West 6th Avenue
Suite 300
Vancouver, British Columbia
V6H 1A6

Item 2	Date of Material Change
July 2023

Item 3	News Releases
News release dated July 13, 2023

Item 4	Summary of Material Change

On July 13, 2023, the Company issued a press release highlighting the American College of Physician’s (“ACP”) guidelines for the treatment of Major Depressive Disorder (“MDD”) published recently in Annals of Internal Medicine as an article titled “Nonpharmacologic and Pharmacologic Treatments of Adults in the Acute Phase of Major Depressive Disorder: A Living Clinical Guideline From the American College of Physicians.” The 2023 ACP guidelines highlight the large burden of MDD: “In the United States, more than 20% of adults experience MDD in their lifetime, with around 10% experiencing it in a given year”, and the “estimated economic burden attributable to MDD in the United States was $120 billion in 2020” while “approximately up to 70% of patients with MDD do not achieve remission and remain in the acute phase after the initial pharmacologic treatment attempt.”

The Company also announced that it closed a non-brokered private placement pursuant to which the Company issued 2,200,000 units of the Company (“Units”) at a price of $0.10 per Unit for aggregate gross proceeds of $220,000 (the “Offering”). Each Unit is comprised of one common share and warrant. Each warrant entitles the holder thereof to acquire one common share at an exercise price of $0.15 at any time up of 60 months from the closing of the Offering. The Units sold are subject to a four month hold period pursuant to applicable Canadian securities laws.

Item 5	Full Description of Material Change
Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information
No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer
Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.
Item 9	Date of Report
July 13, 2023

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SCHEDULE “A”

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BetterLife Highlights American College of Physicians’ Updated

Guidelines for Treating Depression and Announces Closing of

Private Placement

VANCOUVER, British Columbia, July 13, 2023 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, is pleased to highlight the American College of Physician’s (“ACP”) guidelines for the treatment of Major Depressive Disorder (“MDD”) published recently in Annals of Internal Medicine as an article titled “Nonpharmacologic and Pharmacologic Treatments of Adults in the Acute Phase of Major Depressive Disorder: A Living Clinical Guideline From the American College of Physicians.”

The 2023 ACP guidelines highlight the large burden of MDD: “In the United States, more than 20% of adults experience MDD in their lifetime, with around 10% experiencing it in a given year”, and the “estimated economic burden attributable to MDD in the United States was $120 billion in 2020” while “approximately up to 70% of patients with MDD do not achieve remission and remain in the acute phase after the initial pharmacologic treatment attempt.”

Ahmad Doroudian, CEO of BetterLife said, “The use of psychedelics as a general treatment for widespread disorders like MDD does not seem feasible based on the treatment patterns and economic factors. We believe that our compound, BETR-001, has the potential to overcome the hurdles faced by psychedelics, making it potentially a treatment for a broader and more inclusive range of patients. BETR-001 is a non-hallucinogenic derivative of lysergic acid diethylamide (“LSD”) and covered by BetterLife’s pending patents. Based on its neuro-receptor activity profile in preclinical studies, we believe that BetterLife’s BETR-001 has significant therapeutic potential in various neuro-psychiatric disorders. Its non-hallucinogenic profile means that primary care physicians, the first line of care givers for neuro-psychiatric disorders, can prescribe its use without needing specialized clinics.”

BetterLife is also pleased to announce it has closed a non-brokered private placement pursuant to which the Company issued 2,200,000 units (“Units”) at a price of $0.10 per Unit for aggregate gross proceeds of $220,000 (the “Offering”). Each Unit is comprised of one common share and warrant. Each warrant entitles the holder thereof to acquire one common share at an exercise price of $0.15 at any time up of 60 months from the closing of the Offering. The Units sold pursuant to the Offering will be subject to a four month hold period pursuant to applicable Canadian securities laws.

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About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

BetterLife Pharma Inc. Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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